Exhibit 17.1

February 23, 2006


Fred Montano
5111 Juan Tabo NE
Albuquerque, New Mexico 87111



It has been my pleasure to serve on the Board of Directors of Falcon Ridge Development Corp. The company has potential and hopefully will gain success. I have enjoyed meeting the principals involved.

For some time , I have been troubled about the current direction of the company and do not believe that it is in the best interest of the company's shareholders. I have made my concerns and observations known in an increasingly frustrating manner to the Board, legal council and to the senior managers of the Company, with little or no response . . Additionally I feel I have not been informed to material changes in the business. With that being said I do not feel I am useful in any effect and caring too much in my own views to just stand by and go with the flow.

Given the current direction, in my view, the future of Falcon Ridge will inevitably serve its shareholders poorly . It is clear to me that I cannot be part of the solution and I will not be part of the problem.

Therefore, after a lot of thought and with a great deal of sadness, I tender my resignation to be effective immediately. Thanks and best wishes to the entire Falcon Ridge family.

Sincerely,



/s/ Matthew Milonas
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Matthew Milonas